

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 28, 2015

Prem Parameswaran
Chief Financial Officer
Eros International Plc
550 County Avenue
Secaucus, New Jersey 07094

   Re: **Eros International Plc**
      Form 20-F for Fiscal Year Ended March 31, 2015
      Filed July 8, 2015
      File No. 001-36176

Dear Mr. Parameswaran:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Lyn Shenk

         Lyn Shenk
         Branch Chief
         Office of Transportation and Leisure